UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Munksjö Oyj

B.	(1)	This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	N/A

	Form type:	Form CB

	File Number (if known):	005-89692

	Filed by:	Munksjö Oyj

	Date Filed (if filed concurrently, so indicate):	November 8, 2016 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Finland and has its principal place of business at: Eteläesplanadi 14 FI-00130 Helsinki, Finland Tel. +358 (0) 10 234 5000

E.

The Filer designates and appoints Munksjö Paper Inc. (the “Agent”) located at:

100 Erdman Way, Suite S100

Leominster, Massachusetts 01453

Tel. +1 (978) 342-1080

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB concurrently herewith or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Country of Finland on November 8, 2016.

Munksjö Oyj

By:	/s/ Pia Aaltonen-Forsell
Name:	Pia Aaltonen-Forsell
Title:	CFO

This statement has been signed by the following person in the capacity indicated on November 8, 2016.

Munksjö Paper Inc.

as Agent for Service of Process in the U.S.

By:	/s/ Andrew J. Rice
Name:	Andrew J. Rice
Title:	President

MUNKSJÖ OYJ Business Identity Code 2480661-5	EXTRACT OF MINUTES Nov 6 and 7, 2016	No 18.

MEETING OF THE BOARD OF DIRECTORS

Time:	November 6, 18.00-20.00 (CET); and
November 7, 06.00-06.15 (CET)

Place:	Helsinki, Finland, Telephone conference

Present:	Elisabet Salander Björklund (Telephone)
Hannele Jakosuo-Jansson (Telephone) Mats Lindstrand (Telephone)
Anna Ohlsson-Leijon (Telephone)

In addition:	Pia Aaltonen-Forsell	CFO (6-9§§)
	Andreas Elving	Incoming General Counsel (1-13§§)
	Anna Bergquist	SVP Strategic Development (1-13§§)
	Petri Haussila, White & Case	Secretary

1 §	Opening of the meeting 18.00

Elisabet Salander Björklund opened and chaired the meeting. Petri Haussila was asked to keep the minutes and Anna Ohlsson-Leijon was asked to verify the minutes.

It was noted that Peter Seligson (Chairman of the Board of Directors), Alexander Ehrnrooth (member of the Board of Directors) and Sebastian Bondestam (member of Board of Directors) were not present due to a conflict of interest in the matter under discussion (Project Alfa). It was noted that the meeting constituted a quorum since more than one-half of the members of the Board of Directors were present.

At 20.00 (CET) the Board of Directors unanimously decided to recess and to reconvene at 06.00 (CET) on November 7, 2016.

The Board of Directors reconvened at 06.00 (CET) on November 7, 2016. It was noted that Elisabet Salander Björklund (Phone), Hannele Jakosuo-Jansson (Phone) Mats Lindstrand (Phone) and Anna Ohlsson-Leijon (Phone) were in attendance. Petri Haussila, White & Case, was also in attendance.

MUNKSJÖ OYJ Business Identity Code 2480661-5	EXTRACT OF MINUTES Nov 6 and 7, 2016	No 18.

14 §	Resolutions

After due and careful consideration, the Board of Directors unanimously resolved as follows:

e)    Authorization to take actions in respect of applicable U.S. securities and other laws that may be required in the context of the merger

It was resolved to authorize Elisabet Salander Björklund, Jan Aström, Pia Aaltonen-Forsell, Anna Bergquist, Gustav Adlercreutz and Andreas Elving, each individually, for, in the name of, and on behalf of, Munksjö and any of its subsidiaries to take or cause to be taken any and all additional actions that they, or any one or more of them, deem appropriate, and to prepare, execute and file all other reports, statements, documents and information required to be filed or submitted by Munksjö and any of its subsidiaries to comply with all applicable requirements of any applicable U.S. federal or state securities or other U.S. laws relating to the merger.

MUNKSJÖ OYJ Business Identity Code 2480661-5	EXTRACT OF MINUTES Nov 6 and 7, 2016	No 18.

15 §	Closure of meeting

There being no other matters, the meeting was closed.

/s/ ELISABET SALANDER BJÖRKLUND
Elisabet Salander Björklund

/s/ ANNA OHLSSON-LEIJON	/s/ PETRI HAUSSILA
Anna Ohlsson-Leijon	Petri Haussila

Certified as a true copy:

In Helsinki, November 7, 2016

/s/ Petri Haussila
Petri Haussila